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                             February 28, 2023

       Christopher Dewey
       Chief Executive Officer
       MedTech Acquisition Corp
       48 Maple Avenue
       Greenwich, CT 06830

                                                        Re: MedTech Acquisition
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 14,
2023
                                                            File No. 333-269138

       Dear Christopher Dewey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2023 letter.

       Amendment No. 1 to the Registration Statement on Form S-4

       Summary of the Proxy Statement
       Certain Related Agreements, page 25

   1. On page 26 and elsewhere you state that you are obligated to file, no later than 45 days after the Closing Date,
a registration statement covering the re-sale of the Registrable
                                                        Securities, which term
you state is defined in the Agreement and Plan of Merger. Please revise to define this
term in this proxy statement/prospectus.
 Christopher Dewey
FirstName LastNameChristopher Dewey
MedTech Acquisition Corp
Comapany28,
February   NameMedTech
             2023        Acquisition Corp
February
Page 2 28, 2023 Page 2
FirstName LastName
Proposal 1 - The Business Combination Proposal
Background of the Business Combination, page 141

2. We note your response to comment 20 and reissue the comment in part. We also note that the contract with ACD, which previously accounted for 20% of TriSalus' revenues, was terminated in December 2022. Please clarify whether any discussions took place with
         TriSalus during the negotiation period about the potential loss of clients, such as ACD, in the near future.
Projected Financial Information, page 157

3. We note your response to comment 26. Please revise to provide additional detail concerning the assumptions underlying your projected unit sales and market share. For example, on page 159 you state that one assumption is that TriSalus will increase "the number of TriSalus sales representatives in FY2023 to provide full nationwide coverage allowing TriNav sales to continue to accelerate in both FY2023 and FY2024." Please revise to state at what percent sales are assumed to be accelerated in FY2023 and FY2024 and how this compares to historical figures.
Material U.S. Federal Income Tax Consequences, page 191

4. We note your disclosure here regarding the material U.S. federal income tax consequences of the exercise of redemption rights by stockholders. We also note that the Agreement and
         Plan of Merger, included as Annex A, states that the business combination is intended to
         qualify as a    reorganization    within the meaning of Code Section
368(a). Please amend
         the disclosure here, and where appropriate, to describe the federal income tax consequences of the entire transaction and not just the federal income tax consequences of redemptions, as the public stockholders will be making an investment decision whether or not to redeem their shares. See Item 4(a)(6) of Form S-4.
TriSalus' Business
Our Customers, page 212

5. We note your revised disclosure on page 258 in Management's Discussion and Analysis of
         Financial Condition and Results of Operations of TriSalus and in your Risk Factors on pages 48-49 and 56 discussing the December 2022 termination of your contract with
         ACD, who previously accounted for 20% of TriSalus' revenues. We also note that you discuss on page 49 that "TriSalus intends to further develop an in-house marketing organization and sales force with technical expertise and supporting distribution capabilities to commercialize TriNav." Please revise your disclosure here or elsewhere in
         TriSalus' Business section as appropriate, such as in your discussion of TriSalus'
         distribution on page 231, to discuss any past dependence TriSalus had on ACD as a significant customer, to disclose the termination of the contract with ACD and to discuss the implications this has for TriSalus' sales, marketing and distribution strategy. Refer to
         Item 101(h)(4)(vi) of Regulation S-K.
 Christopher Dewey
FirstName LastNameChristopher Dewey
MedTech Acquisition Corp
Comapany28,
February   NameMedTech
             2023        Acquisition Corp
February
Page 3 28, 2023 Page 3
FirstName LastName
Our Platform Solution: Addressing the Limitations of Current Approaches in
Cancer
Immunotherapy, page 214

6. We note your response to comment 30 and reissue the comment in part. On page 222 you
         state    PEDD improved tumor targeting in liver radioembolization with resin microspheres
         and significantly increased both T/N ratio and dose delivery compared to a standard
         endhole microcatheter    and    PEDD achieved greater on-target
distribution of
         chemotherapy eluting beads, delivering a significantly higher concentration of therapy in the tumor as compared to standard endhole microcatheters in association with higher
         radiographic and pathologic response rates.    Please revise to
clarify whether TriSalus
         conducted head-to-head trials for these comparisons.
Market Opportunity for TriNav Delivery Technology and Investigational Therapeutic SD-101, page 215

7. We note your response to comment 32, where you state that you revised footnote three to the table on page 216. However, footnote three to the table on page
216
         appears unchanged and still indicates that the SD101/PEDD US patient population estimates were management estimates based on TriSalus data and models and prepared by
         Lumanity. Please clarify what role Lumanity played in preparing these estimates.
Clinical Sites and Partnerships
MD Anderson Cancer Center, page 222

8. We note your response to comment 38 and your revised disclosure on page 222 with respect to TriSalus' partnership with the MD Anderson Cancer Center. Please revise your disclosure here to discuss all material terms of the agreement with the MD Anderson
         Cancer Center, including, to the extent applicable:
             the nature and scope of any intellectual property transferred; quantification of all up-front or execution payments received or paid to date;
             the aggregate amounts paid or received to date under the agreement; and
             disclosure of the termination provisions.
Industry and Competition
Hepatocellular Carcinoma (HCC), page 230

9. We note your response to comment 31 and your revisions throughout the prospectus and we reissue the comment in part. We note that you continue to reference here "the favorable emerging safety profile of SD-101 delivered by PEDD." Conclusions regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure to eliminate the implication that any TriSalus' product candidate has been or will ultimately be determined safe and/or effective. Alternatively, we advise you that you may present the objective data from pre-clinical and clinical trials without drawing a conclusion from the results. For example, you may note that a candidate was well tolerated or the number of trial
 Christopher Dewey
MedTech Acquisition Corp
February 28, 2023
Page 4
       participants who met the identified trial endpoints.
Intellectual Property, page 231

10. We note your response to comment 41 and your revised disclosure here and on pages 80-
       81 of your Risk Factors. Please revise your disclosure to clearly describe the type of patent protection granted and the jurisdiction of each patent that will or is expected to expire in 2023.
11. We note your response to comment 42. Please revise page 230 to state the term of the
       Dynavax Asset Purchase Agreement and its termination provisions.
       You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                              Sincerely,

FirstName LastNameChristopher Dewey                           Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NameMedTech Acquisition Corp
                                                              Services
February 28, 2023 Page 4
cc:       Kevin Shuler
FirstName LastName